January 26, 2016

VIA EDGAR CORRESPONDENCE

Mr. James Willamson

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:          FPA New Income, Inc. (the “Registrant” or the “Fund”)

1933 Act File No. 2-30393

1940 Act File No. 811-1735

Dear Mr. Williamson:

This letter responds to the comments on Post-Effective Amendment No. 64 to the Registrant’s registration statement on Form N-1A filed on EDGAR on December 2, 2015 that were provided to me by telephone on January 15, 2016 by the staff of the Securities and Exchange Commission (the “Commission”).  Set forth below are the staff’s comments and the Registrant’s responses.

The Commission has requested that in the future the Registrant provide a marked copy of the Registrant’s registration statement on Form N-1A as required by Rule 472 of the Securities Exchange Act of 1933, as amended.

Prospectus

1.             Comment:  The section entitled “Fund Summary—Principal Investment Strategies” of the Prospectus states that “The Fund will under normal circumstances invest in the following instruments, among others:

•      Fixed income securities, including, but not limited to:

•      Corporate bonds, municipal bonds, bank loans, bonds issued by governments and their agencies and instrumentalities, mortgage-backed pools, sovereign debt, and supra-national agency obligations; and

•      Structured investments, commercial mortgage-backed securities, residential mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, collateralized loan obligations, collateralized debt obligations and structured notes…”

The disclosure “including, but not limited to” in the first bullet suggests this list is not complete.  Please revise and include only principal investment strategies.

Response:  The first bullet has been revised to state: “Fixed income securities, which include:”.  The Fund believes this disclosure is consistent with the Form N-1A Item 4(a)

requirement that the Fund summarize “the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally)…”

2.             Comment:  In the section entitled “Fund Summary—Principal Investment Strategies” of the Prospectus, the last bullet point states that the Fund will invest in, among other instruments, currency forwards, swaps and other certain currency derivatives for hedging purposes.  Please confirm that foreign currency exposure is only for hedging purposes.

Response:  The bullet has been revised to read as follows: “Currency forwards, currency swaps and other certain currency derivatives, in each case for hedging purposes only.”

3.             Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus, please disclose how the portfolio manager constructs the portfolio and the factors that the portfolio manager uses to buy securities and sell securities.

In addition, the first sentence of the section states that “To pursue the Fund’s investment objective, the Fund’s investment adviser, First Pacific Advisors, LLC (“FPA” or the “Adviser”), primarily invests in a diversified portfolio of debt securities, cash and cash equivalents.  Please indicate how the Fund seeks to invest in a “diversified” portfolio.

Response:  The following has been added as the final paragraph of the section entitled “Fund Summary-Principal Investment Strategies”:

The proportions held in various debt securities will be revised in light of the Adviser’s appraisal of the economy, the relative yields of securities in various market sectors, the investment prospects for issuers, potential regulatory developments impacting debt securities and other factors.  In selecting securities, the Adviser considers many factors, including yield, credit quality, liquidity, call risk, duration, macroeconomic factors and capital appreciation potential.

The Fund respectfully declines to add additional disclosure regarding the manner in which the Fund intends to achieve a diversified portfolio.  As disclosed in its registration statement, the Fund is a diversified investment company and as such intends to abide by the Investment Company Act of 1940 requirements that the Fund have at least 75% of the value of its total assets represented by cash and cash items (including receivables), U.S. Government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer.

4.             Comment:  In the section entitled “Fund Summary-Principal Investment Strategies” of the Prospectus, please disclose the duration or maturity strategy of the Fund if it has one.

Response: The Fund does not have a duration or maturity strategy.

5.             Comment:  In the section “Details about the Fund-Additional Information about Principal Risks” of the Prospectus, there is a risk entitled “Risk Associated with Deep Discount Securities.” Can the Fund invest in distressed securities?  If yes, the Fund should include disclosure regarding liquidity and valuation regarding these types of securities.

Response:  The Fund may invest in distressed securities.  The first sentence of “Risk Associated with Deep Discount Securities” has been revised to state, “The high yield securities in which the Fund may invest may from time to time include debt securities of companies that are financially troubled, in default or are in bankruptcy or reorganization.”

In addition, the following has been added to “Risk Associated with Deep Discount Securities”:

A lack of reliable, objective data or market quotations may make it more difficult to value deep discount securities accurately.  Insufficient liquidity in the deep discount security market may make it more difficult to dispose of such securities and may cause the Fund to experience sudden and substantial price declines.

6.             Comment:  In the section “Details about the Fund-Additional Information about Principal Investment Strategies” of the Prospectus, the Fund includes disclosure regarding asset-backed securities.  Does the Fund intend to focus on a particular underlying category?  If so, please revise disclosure accordingly and also describe the corresponding risk.

Response: The Fund does not intend to focus on a particular underlying category of asset-backed security.  The following has been added to “Details about the Fund—Additional Information about Principal Investment Strategies—Asset Backed Securities”:

Asset-backed securities are created from many types of assets, including home equity loans, auto loans, student loans and credit card receivables.  The proportions of the Fund’s portfolio invested in various types of asset-backed securities will depend on many factors, including FPA’s appraisal of the economy, yield, credit quality, macroeconomic factors and capital appreciation potential, among others.  To the extent the Fund focuses its investments in a particular type of asset-backed security, it may be more susceptible to economic conditions and risks affecting that type of asset-backed security.

7.             Comment:  In the Fund’s Annual Report dated September 30, 2015, the Fund invests 25.4% in auto asset-backed securities.  Please disclose specific risks in asset-backed securities for autos.  Example of risks would include disclosure regarding subprime, loan to value ratio, and exposures to loans.

Response: The following has been added immediately following the second sentence of “Description of Permitted Investments — Asset Backed Securities — Risks of Asset Backed Securities”:

Other asset-backed securities, particularly securities backed by auto loans, are subject to subprime lending and loan-to-value risk.  One of the most significant risks to a holder of an auto loan asset-backed security is the fluctuation of the value of the loans acquired.  The higher the loan-to-value ratio, the riskier the loan is for a lender.  Further, subprime loans underlying auto loan asset-backed securities may have higher default rates than loans that meet more stringent underwriting requirements.

8.             Comment:  In the section “Details about the Fund-Additional Information about Principal Investment Strategies” of the Prospectus, the Fund includes disclosure regarding preferred stock.  Is preferred stock a principal investment strategy since the Fund may invest no more than 5% of its total assets?  If not a principal investment strategy, please remove from this section.

Response:  Preferred stock is not part of the Fund’s principal investment strategy, and references to preferred stock have been removed from the Prospectus.

9.             Comment:  In the section “Details about the Fund-Additional Information about Principal Investment Strategies” of the Prospectus, the Fund includes disclosure regarding other investments and techniques.  Please clarify that these techniques are not principal investment strategies and these investments and techniques are not included in the Prospectus.

Response:  This sentence has been revised to read: “The Fund may invest in other types of securities and use a variety of investment techniques and strategies which are not principal investment strategies and are not described in this prospectus.”

10.          Comment:  In the section “Details about the Fund-Additional Information about Principal Risks” of the Prospectus, the Fund includes disclosure regarding risks associated with deep discount securities.  Please clarify that these securities are also known as distressed securities.  Can the Fund invest in a company that is in bankruptcy or in out of court restructuring?  If yes, please include appropriate disclosure.

Response:  See the response to Comment 5 above.

11.          Comment:  The back cover Prospectus has the following statement:  This Prospectus may be translated into other languages.  Has the Prospectus been translated into any other languages?  If yes, has it been filed with the Commission?

Response:  The Prospectus has not been translated into other languages, and there is no present intention to do so.  This language has been removed from the Prospectus.

12.          Comment:  Pursuant to Item 16(c)(1)(i) of Form N-1A the Registrant must describe the Fund’s policy with respect to issuing senior securities.  If the Registrant does not have a policy, please explain.

Response:  The Fund had previously adopted a policy with respect to issuing senior securities that, to the best of our knowledge was omitted in connection with a previous amendment to the Fund’s bylaws.  The Fund’s Board of Directors will ratify the following non-fundamental investment policy, which has been added to the Fund’s Statement of Additional Information, at their next meeting:

The Fund may not issue senior securities except as permitted under, or to the extent not prohibited by, the 1940 Act, and rules thereunder, as interpreted or modified by regulatory authority having jurisdiction from time to time, and any applicable exemptive relief.

13.          Comment:  In the section “Investment Restrictions” in the Statement of Additional Information, investment restriction 4 states that the Fund may not:

4.  Invest more than 25% of the Fund’s total assets in the securities of issuers (other than domestic banks and the U.S. Government, its agencies and instrumentalities) in the same industry. Electric, natural gas distribution, natural gas pipeline, combined electric and natural gas and telephone utilities are considered separate industries for purposes of this restriction and finance companies as a group shall not be considered within a single industry;

Please note that the Fund should revise to include “group of industries.”

Response:  The Fund has interpreted this restriction to apply to investments in a particular “industry or group of industries,” consistent with Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended.  For clarity and the avoidance of doubt, the Fund has revised this restriction to read as follows:

4.  Invest more than 25% of the Fund’s total assets in the securities of issuers (other than domestic banks and the U.S. Government, its agencies and instrumentalities) in the same industry or group of industries. Electric, natural gas distribution, natural gas pipeline, combined electric and natural gas and telephone utilities are considered separate industries or groups of industries for purposes of this restriction and finance companies as a group shall not be considered within a single industry or group of industries;

14.          Comment:  The fifth paragraph in the section “Investment Advisory and Other Services-Investment Adviser” in the Statement of Additional Information, states that “The Adviser pays the Fund the amount by which certain defined operating expenses of the Fund for any fiscal year exceed 1.50% of the first $15 million of average net assets, plus 1% of the remaining average net assets.  Such reimbursement is calculated at the close of business on the last business day of each calendar month. Any required reduction or refund is computed and paid monthly.”  Please confirm that the Registrant has made the appropriate disclosure in the fee table in the Prospectus with respect to this expense reimbursement.

Response:  The Fund’s actual expenses are currently significantly below the stated expense reimbursement limit.  Disclosure regarding expense reimbursements would be added to the fee table at such time as expenses exceed such limit and are reimbursed to the Fund.

15.          Comment:  In the section “Financial Statements” in the Statement of Additional Information, please include the name of the independent registered public accounting firm and please confirm that the Registrant will include a consent of the independent registered public accounting firm as an exhibit to the registration statement.

Response:  The Fund will include the name of the name of the independent registered public accounting firm in the section “Financial Statements” in the Statement of Additional Information.  The Fund confirms that the consent of the independent registered public accounting firm will be filed as an exhibit to the Fund’s registration statement.

*              *              *              *              *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.  The Fund further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact me at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
Secretary for FPA New Income, Inc.

cc: J. Richard Atwood, President